Glenn & Glenn
Attorneys at Law
124 Main Street, Suite 8
New Paltz NY 12561
Telephone 845.256.8031
Fax: 845.255.1814
rglenn@glennandglenn.com

August 4, 2014

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549

Re:	MITU Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 18, 2014
File No. 333-196858

Dear Mr. Reynolds:

We have amended our registration statement in response to your comment letter dated July 14, 2014. This letter reproduces your comment letter and identifies where the response to each of your comments is located in the amendment to registration statement or makes supplemental response where appropriate.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

* Disclose that you are an emerging growth company;

*Describe how and when a company may lose emerging growth company status;

* Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

* State your election under Section 107(b) of the JOBS Act:

* If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

* If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: the disclosure has been added on page 15.

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: There are no such written communications.

Cover Page

3.	We note from page nine that your offering will terminate 30 days from the effective date. Please revise your cover page to include this termination provision.

Response: The disclosure on page 9 has been corrected. The offering will not automatically terminate after 30 days.

Risk Factors, page 5

4.	We note your auditor has issued an opinion expressing substantial doubt as to the company’s ability to continue as a going concern. Please revise to add a risk factor regarding this opinion.

Response: the risk factor has been added to page 8.

Risks Associated with our Company and our Industry, page 5

5.	Please disclose whether your officers and/or directors have visited your claims, and if so, when and for how long. If they have not visited your claims, please add related risk factor disclosure.

Response: the risk factor has been added to page 8.

Selling Security Holders, page 9

6.

We note your statement, “[t]o the best of [y]our knowledge, the Selling Security Holders have sole voting and investment power and rights over all their shares and are the beneficial owner.” Please revise this statement to definitively state the individual(s) with sole or shared voting and investment power and rights.

Response: the requested revision has been made on page 10.

Plan of Distribution, page 10

7.

We note your disclosure that the selling security holders will sell at a fixed price “until amendments are made to this prospectus or the shares are quotes on the Over-the Counter Bulletin Board (OTCBB) at which point they may be sold at the market price.” It appears that this offering is being conducted by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur “at the market,” the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an “at the market” offering by the selling shareholders is not permissible. As a result, you should set a fixed price for the duration of the offering at which selling security holders will offer and sell the common stock in the proposed offering. Please revise all appropriate sections of the prospectus, including the summary section.

Response: the revisions to state that the offering will be at a fixed price only have been made on pages 3 and 10.

8.

We note on page nine that the offering will be conducted on a continuous basis pursuant to Rule 415. Please reconcile the disclosure on page 10, stating that the selling security holders may sell their shares from time to time, with the disclosure on page nine.

Response: the disclosure has been changed to state that the offering is from time to time.

Description of Securities to be Registered, page 11

9.

We note your statement that your outstanding shares are “fully paid and non assessable.” Please revise to attribute this statement to counsel or remove, as it is a legal conclusion you are not permitted to make.

Response: the language identified has been deleted.

Experts, page 12

10.	Please remove the technical report attached as an exhibit to your filing. Industry Guide 7 specifically prohibits technical studies being attached to or included in registration statements.

Response: the exhibit has been deleted.

11.

Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Response: the requested consent has been added as Exhibit 23.3.

Description of Business, page 12

12.

Please revise to disclose the material terms of your agreement with Alvarez Explorations, Inc. In addition, please file the purchase agreement for the MITU Gold Claim in accordance with Item 601(b)(10) of Regulation S-K or advise.

Response: the requested disclosure has been added to page 12, and the assignment of claim has been added as Exhibit 99.1 (there is no purchase agreement).

Exploration and Production, page 13

13.

We note that you refer yourself as a pre-exploration stage company. As the term “pre- exploration stage” is not contemplated by Industry Guide 7(a), please revise your disclosure to refer to yourself as an exploration stage company.

Response: “pre-exploration” has been changed to “exploration” where it appeared (pages 13 and 43)

Regulation of Mining Activity- Republic of Colombia Mining Laws, page 14

14.

We note you are subject to environmental permitting requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of you exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

Response: the requested disclosure has been added to page14.

Geological setting, page 21

15.

We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Response: the requested disclosure has been added to page 22.

Financial Statements

General

16.	Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

Response: an updated consent is included as Exhibit 23.1 and the financial information in the registration statement has been updated to June 30, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

17.

We note that in the future, you may rely upon cash advances from your officers to meet current and future liabilities, you may pursue a joint venture arrangement or sale of part of the MITU gold claim, engage in borrowing or offer shares of common stock. Please revise to discuss the most likely avenue(s) of funding given your business plan and current financial state. In addition, please advise whether you have any agreements with your officers for past or future loans. We may have further comment.

Response: the requested disclosure has been added to page 43.

18.	Please revise to disclose how long the company can remain in operation at current funding levels.

Response: the requested disclosure has been added to page 43.

Liquidity and Capital Resources, page 42

19.	Please revise to clarify whether your table on page 42 represents your “capital commitments for the coming 12 months” or your “expenses during the next nine months.” In addition, please advise why the $29,802.14 in offering expenses have not been included in this table.

Response: the table does not include a single amount for offering expenses because those expenses are itemized separately in the table, and it has been clarified that the expenses are for 12 months.

Directors and Executive Officers, page 44

20.	Please revise to clarify whether Mr. Perez and Mr. Rincon have held their current positions in the company since inception.

Response: the clarification has made on page 45.

21.	Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Perez should serves as a director of the company. See Item 401(e)(1) of Regulation S-K.

Response: the disclosure has been added on page 44.

Executive Compensation, page 46

22.	Please refer to Item 402(n) of Regulation S-K for the specified format of executive compensation table(s) going forward.

Response: the format change has been made to the table.

Relationships and Transactions with related persons, promoters and certain control persons, page 48

23.	Please provide the promoter disclosure required by Item 404(c) and (d) of Regulation SK.

Response: the requested disclosure has been made on page 48.

Please feel free to call me at 845.256.8031 or email me at the address set forth above should you have any further questions.

Glenn & Glenn
/s/ D. Roger Glenn